ENDEAVOUR SILVER CORP.

Voting Results for Annual General Meeting of Shareholders

of Endeavour Silver Corp. (the "Company")

Held on May 7, 2019 (the "Meeting")

To:  All Applicable Securities Commissions

The following matters were put to vote at the Meeting and, pursuant to National Instrument 51-102, the report on the voting results is as follows:

Shares represented at the Meeting	75,258,696
Total outstanding Shares as at Record Date	131,475,520
Total % of Shares Voted	57.24%

MATTERS VOTED UPON		VOTING RESULTS
1.	Election of Directors	Vote by show of hands
	To elect the following nominees as directors of the Company until the Company's next Annual General Meeting or until their successors are duly elected or appointed:	Tabulation of Votes in Favour submitted by proxy	Tabulation of Votes Withheld submitted by Proxy

	Margaret M. Beck	28,614,286 (98.16%)	535,194 (1.84%)
	Ricardo M. Campoy	28,515,457 (97.82%)	634,023 (2.18%)
	Bradford J. Cooke	28,358,245 (97.29%)	791,235 (2.71%)
	Geoffrey A. Handley	28,541,892 (97.92%)	607,588 (2.08%)
	Rex J. McLennan	28,521,886 (97.85%)	627,594 (2.15%)
	Kenneth Pickering	28,580,356 (98.05%)	569,124 (1.95%)
	Mario D. Szotlender	27,721,824 (95.10%)	1,427,656 (4.90%)
Outcome: Each of the seven nominees proposed by management was elected as a director of the Company.
2.	Appointment of Auditor and fixing of Auditor's Remuneration	Vote by show of hands
To appoint KPMG LLP as auditor of the Company for the ensuing year and to authorize the Board of Directors to fix the auditor's remuneration
Outcome: KPMG LLP was appointed auditor of the Company until the Company's next Annual General Meeting and the directors of the Company were authorized to fix the auditor's remuneration.

MATTERS VOTED UPON		VOTING RESULTS
3.	Amendment of Performance Share Unit Plan	Votes by Ballot in Favour	Votes by Ballot Against
	To approve amendment to the Company's Performance Share Unit Plan.	27,452,605 (94.18%)	1,696,875 (5.82%)
Outcome: The Company's Performance Share Unit Plan, as amended, was reconfirmed by the shareholders of the Company.